British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER Nettron. Com, Inc.	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 03/11/26
ISSUER’S ADDRESS #208 – 828 Harbourside Drive
CITY PROVINCE North Vancouver BC	POSTAL CODE V7P 3R9	ISSUER FAX NO. 604-904-9431	ISSUER TELEPHONE NO. 604-904-8481
CONTACT NAME Douglas E. Ford	CONTACT POSITION Director		CONTACT TELEPHONE NO. 604-904-8481
CONTACT EMAIL ADDRESS N/A	WEBSITE ADDRESS N/A
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE ›› “Signed”	PRINT FULL NAME Douglas E. Ford	DATE SIGNED YY/MM/DD 03/11/26
DIRECTOR’S SIGNATURE ›› “Signed”	PRINT FULL NAME Edward D. Ford	DATE SIGNED YY/MM/DD 03/11/26

Nettron.Com Inc.
Consolidated Interim Balance Sheet
  (Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	September 30	March 31
	2003	2003

ASSETS

Current
Cash and Equivalents	$3,867	$7,786
Accounts Receivable	1,148	675
	5,014	8461

Capital assets	7,405	10,405
	$12,419	$18,866

Liabilities and Shareholders Deficiency

Liabilities

Current
Accounts payable and accrued liabilities	$181,839	$172,097
Shareholders Loans	15,378	15,378
	197,217	187,475
Shareholders deficiency
Share capital	2,999,419	2,999,419
Deficit	(3,184,217)	(3,168,029)
	(184,798)	(168,610)

	$12,419	$18,866

On behalf of the board:

"Douglas E. Ford " Director	"Edward D. Ford " Director

Nettron.Com Inc.
Consolidated Interim Statements of Operations and Deficit
   (Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three ended September 30		Six months September 30
	2003	2002	2003	2002

Expenses
Amortization	1,500	1,500	3,000	3,000
Bank charges and interest	-	-	6	-
Consulting	-	-	-	-
Filing and transfer agent	1,637	938	3,327	3,823
Management fees (Note 3)	1,500	1,500	3,000	3,000
Office and miscellaneous	-	39	-	463
Professional Fees	2,360	7,645	2,360	7,645
Rent	1,500	1,500	3,000	3,000
Telephone and utilities	-	-	-	-
Travel	-	-	-	-
Wages benefits and contract labour	-	-	-	-
Website servicing	-	-	-	-

Total Expenses	8,497	13,122	14,693	20,932

Loss from operations	(8,497)	(13,122)	14,693	(20,932)

Other Income (expense)
Interest Income	-	-	-	-
Foreign exchange gain (loss)	(1,495)	6,973	(1,495)	7,769

Loss from continued operations	(9,992)	(6,149)	(16,188)	(13,163)

Net loss for the period	(9,992)	(6,149)	(16,188)	(13,163)

Deficit, beginning of period	(3,174,225)	(3,253,443)	(3,168,029)	(3,246,429)

Deficit, end of period	(3,184,217)	$(3,259,592)	(3,184,217)	$(3,259,592)

Loss per share-basic and diluted
From continued operations	$(0.001)	$(0.001)	$(0.001)	$(0.001)

Weighted average shares outstanding	6,715,374	6,715,374	6,715,374	6,715,374

Nettron.Com Inc.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three months ended September 30		Six months ended September 30
	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Loss from continued operations	(9,992)	(6,149)	(16,188)	(13,163)
Items not involving cash
Amortization of capital assets	1,500	1,500	3,000	3,000
Write-down of capital assets	-	-	-	-

Changes in non-cash
working capital items	4,576	11,935	9,269	16,610

Cash from continued Operations	(3,916)	7,286	(3,919)	6,447

Increase (decrease) in cash during period	3,916	(90)	3,919	(7,786)

Cash, beginning of period	7,783	90	7,786	7,786

Cash, end of period	3,867	-	3,867	-

Nettron.Com Inc. (Expressed in Canadian Dollars) (Unaudited - Prepared by Management) Schedule A
September 30, 2003

1.

Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web”. With the sale of Bikestar and Arizona Outback, the Company’s principal business is located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 3) to focus its effort on the development of the interactive dating service. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company has returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at September 30, 2003, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,184,217 and had a working capital deficiency of $192,203. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.	Share Capital Authorized: Unlimited number of common shares without par value Unlimited number of preferred shares without par value Issued: Common shares

	Number of
	Shares	Amount
Balance, March 31, 2003	6,435,374	$2,999,420
Issued during the period	-	-
Balance, September 30, 2003	6,435,374	$2,999,420

(a)
No common shares were issued during the period ended September 30, 2003. However, pursuant to a private placement of common shares at US $0.05 per share announced August 16, 2002. The Company has received US $11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. Regulatory approval has not yet been received.

Nettron.Com Inc. (Expressed in Canadian Dollars) (Unaudited - Prepared by Management) Schedule A
September 30, 2003

2.	Share Capital (continued)

(b)

Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (“The Plan”), a total of 10% of the Company’s common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the three-month period ended September 30, 2003 were as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
Number of options outstanding March 31, 2003	612,500	0.70
Granted	-	-
Exercised	-	-
Number of options outstanding September 30, 2003	612,500	$0.70

All outstanding stock options at September 30, 2003 are exercisable on a 1:1 basis and are summarized as follows:

		Stock
Expiry Date	Exercise Price	Options
September 10, 2004	$0.44	512,500
March 27, 2005	$2.00	100,000
		612,500

3.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	(a)	Included in accounts payable and accrued liabilities is $99,619 (2002 - $90,609, 2001 - $63,908) due to directors and companies controlled by directors.

	(b)	During the three-year period ended March 31, 2003, the Company paid fees to directors and companies controlled by directors for the following services:

Nettron.Com Inc. (Expressed in Canadian Dollars) (Unaudited - Prepared by Management) Schedule A
September 30, 2003

3.	Related Party Transactions (continued)

		2003	2002	2001

	Consulting	$-	$5,000	$9,023
	Management fees	4,500	36,000	132,319
	Rent	4,500	3,179	4,500
	Office and miscellaneous	394	2,564	-
	Expenses pertaining to discontinued operations	-
	Management fees	-	-	59,286
	Other	-	-	51,635

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

During the three-month periods ended September 30, 2003 and 2002, the Company paid or accrued fees to directors and companies controlled by directors for the following services:

		2003	2002

	Management fees	1,500	1,500

	Rent	1,500	1,500

4.

Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the internet marketing service “Cupid’s Web”. The company’s principal business is now located in British Columbia, Canada.